STATEMENT OF INVESTMENTS

Dreyfus Massachusetts Municipal Money Market Fund

August 31, 2008 (Unaudited)

Short-Term Investments--98.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
BB&T Municipal Trust (Massachusetts, Special Obligation Dedicated Tax Revenue, Refunding) (Liquidity Facility; Branch Banking and Trust Co. and LOC; Branch Banking and Trust Co.)	1.82	9/7/08	16,575,000 a,b	16,575,000
BB&T Municipal Trust (Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)) (Liquidity Facility; Branch Banking and Trust Co.)	1.81	9/7/08	6,330,000 a,b	6,330,000
Dartmouth, GO Notes (Municipal Purpose Loan) (Insured; FSA)	3.38	2/15/09	516,000	520,598
Hanson, GO Notes (Insured; MBIA, Inc.)	4.00	11/15/08	337,000	337,370
Haverhill, GO Notes, BAN	4.00	9/26/08	1,750,000	1,750,577
Haverhill, GO Notes, BAN	3.50	12/12/08	3,500,000	3,504,727
Haverhill, GO Notes, BAN	2.50	3/27/09	2,725,000	2,734,546
Leominster, GO Notes, BAN	3.00	11/6/08	4,390,000	4,397,795
Lexington, GO Notes (Municipal Purpose Loan)	3.50	2/15/09	1,463,000	1,474,188
Lowell, GO Notes, BAN	4.00	9/19/08	1,000,000	1,000,232
Malden, GO Notes, BAN	3.50	10/24/08	5,000,000	5,003,519
Massachusetts, Consolidated Loan	5.00	9/1/08	2,000,000	2,000,000
Massachusetts, Consolidated Loan	5.25	9/1/08	1,005,000	1,005,000
Massachusetts, Consolidated Loan	5.75	2/1/09	1,600,000	1,619,661
Massachusetts, GO Notes, Refunding	5.50	11/1/08	620,000	622,883
Massachusetts, GO Notes, Refunding (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	1.77	9/7/08	3,870,000 a	3,870,000

Massachusetts Bay Transportation Authority, Refunding (General Transportation System)	7.00	3/1/09	1,000,000	1,026,786
Massachusetts Development Finance Agency, Assisted Living Facilities Revenue (Whaler's Cove Project) (LOC; Wachovia Bank)	1.96	9/7/08	4,100,000 a	4,100,000
Massachusetts Development Finance Agency, IDR (Metalcrafters, Inc. Issue) (LOC; Bank of America)	2.00	9/7/08	2,340,000 a	2,340,000
Massachusetts Development Finance Agency, IDR (Ocean Spray Cranberries, Inc. Project) (LOC; Wachovia Bank)	1.88	9/7/08	1,800,000 a	1,800,000
Massachusetts Development Finance Agency, Multi-Mode Revenue (Worcester Academy Project) (LOC; Allied Irish Banks)	1.70	9/7/08	2,500,000 a	2,500,000
Massachusetts Development Finance Agency, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.08	9/7/08	11,440,000 a,b	11,440,000
Massachusetts Development Finance Agency, Revenue (Abby Kelley Foster Charter Public School Issue)	1.85	9/7/08	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Alliance Health of Massachusetts Project) (LOC; PNC Bank)	1.89	9/7/08	3,400,000 a	3,400,000
Massachusetts Development Finance Agency, Revenue (Beaver Country Day School Issue) (LOC; Allied Irish Banks)	1.87	9/7/08	2,400,000 a	2,400,000
Massachusetts Development Finance Agency, Revenue (Catania-Spagna Issue) (LOC; Lloyds TSB Bank PLC)	1.95	9/7/08	2,375,000 a	2,375,000
Massachusetts Development Finance Agency, Revenue (Charles River School) (LOC; Royal Bank of Scotland PLC)	1.87	9/7/08	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (Checon Corporation Issue) (LOC; Bank of America)	2.00	9/7/08	3,825,000 a	3,825,000
Massachusetts Development Finance Agency, Revenue (Community Resources for Justice Issue) (LOC; RBS Citizens Bank)	1.84	9/7/08	1,450,000 a	1,450,000
Massachusetts Development Finance				

Agency, Revenue (Dean College Issue) (LOC; RBS Citizens Bank)	1.86	9/7/08	10,000,000 a	10,000,000
Massachusetts Development Finance Agency, Revenue (Decas Cranberry Issue) (LOC; Bank of America)	2.15	9/7/08	1,400,000 a	1,400,000
Massachusetts Development Finance Agency, Revenue (ECM Plastics Issue) (LOC; PNC Bank)	1.95	9/7/08	1,890,000 a	1,890,000
Massachusetts Development Finance Agency, Revenue (Fessenden School Issue) (LOC; Bank of America)	1.90	9/7/08	3,800,000 a	3,800,000
Massachusetts Development Finance Agency, Revenue (FIBA Technologies Issue) (LOC; Comerica Bank)	1.93	9/7/08	1,330,000 a	1,330,000
Massachusetts Development Finance Agency, Revenue (JHC Assisted Living Corporation Issue) (LOC; TD Banknorth NA)	1.84	9/7/08	5,010,000 a	5,010,000
Massachusetts Development Finance Agency, Revenue (Lasell College Issue) (LOC; RBS Citizens Bank)	1.84	9/7/08	2,000,000 a	2,000,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	1.90	9/7/08	2,900,000 a	2,900,000
Massachusetts Development Finance Agency, Revenue (Meadowbrook School Project) (LOC; Allied Irish Banks)	1.84	9/7/08	2,600,000 a	2,600,000
Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (LOC; JPMorgan Chase Bank)	1.90	9/7/08	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.23	9/7/08	13,900,000 a	13,900,000
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; Assured Guaranty)	3.00	1/1/09	3,325,000	3,335,907
Massachusetts Development Finance Agency, Revenue (Young Mens's Christian Association of Greater Worcester Issue) (LOC; TD Banknorth NA)	1.86	9/7/08	5,840,000 a	5,840,000
Massachusetts Development Finance Agency, Revenue (Youth Opportunities Upheld, Inc.				

Issue) (LOC; TD Banknorth NA)	1.85	9/7/08	4,195,000 a	4,195,000
Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank)	2.00	9/7/08	5,500,000 a	5,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Alliance Health of Southeastern Massachusetts Issue) (LOC; RBS Citizens Bank)	1.69	9/7/08	8,290,000 a	8,290,000
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	2.00	9/7/08	5,000,000 a	5,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Great Brook Valley Health Center Issue) (LOC; TD Banknorth NA)	1.85	9/7/08	1,000,000 a	1,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue) (Liquidity Facility; JPMorgan Chase Bank)	1.84	9/7/08	4,565,000 a,b	4,565,000
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue) (Liquidity Facility; PB Capital Corp.)	1.80	9/7/08	5,000,000 a,b	5,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.25	5/14/09	3,600,000	3,600,000
Massachusetts Health and Educational Facilities Authority, Revenue (Pool Loan Program Issue) (LOC; TD Banknorth NA)	2.35	9/1/08	2,300,000 a	2,300,000
Massachusetts Health and Educational Facilities Authority, Revenue (South Shore Property Issue) (LOC; Wachovia Bank)	1.83	9/7/08	10,000,000 a	10,000,000
Massachusetts Industrial Finance Agency, IDR (Cambridge Isotope Laboratories, Inc. Project) (LOC; Bank of America)	2.00	9/7/08	1,475,000 a	1,475,000
Massachusetts Industrial Finance Agency, IDR (LB Foster Company				

Project) (LOC; PNC Bank)	1.97	9/7/08	2,045,000 a	2,045,000
Massachusetts Industrial Finance Agency, Industrial Revenue (Mercer Paper Tube Corporation Issue) (LOC; JPMorgan Chase Bank)	1.97	9/7/08	1,000,000 a	1,000,000
Massachusetts Industrial Finance Agency, Revenue (Heritage at Hingham Issue) (Liquidity Facility; FNMA and LOC; FNMA)	2.04	9/7/08	6,760,000 a	6,760,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue (LOC; Landesbank Hessen-Thuringen Girozentrale)	1.90	9/7/08	1,100,000 a	1,100,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Liquidity Facility; Bayerische Landesbank)	1.75	9/7/08	2,000,000 a	2,000,000
Melrose, GO Notes, BAN	2.50	5/20/09	1,200,000	1,204,213
Nashoba Regional School District, GO Notes, BAN	2.25	9/11/09	1,665,000	1,669,063
North Reading, GO Notes (Municipal Purpose Loan) (Insured; FSA)	4.50	9/15/08	384,000	384,136
Salem, GO Notes, BAN	4.00	10/23/08	3,280,000	3,282,697
Salisbury, GO Notes, BAN	2.25	7/23/09	2,730,000	2,739,531
Wenham, GO Notes, BAN	2.10	2/6/09	952,000	954,021
West Springfield, GO Notes (Municipal Purpose Loan) (Insured; FSA)	4.00	12/1/08	871,000	872,583

Total Investments (cost $231,345,033)	**98.3%**	**231,345,033**
Cash and Receivables (Net)	**1.7%**	**3,961,706**
Net Assets	**100.0%**	**235,306,739**

a Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $43,910,000 or 18.7% of net assets.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
    Fair Value Measurements.

    These inputs are summarized in the three broad levels listed below.
    Level 1 - quoted prices in active markets for identical securities.
    Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
    credit risk, etc.)
    Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
    at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	231,345,033
Level 3 - Significant Unobservable Inputs	0
Total	231,345,033